UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mandalay Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562565101
 (CUSIP Number)

Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

Allison Bennington, Esq.,
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA  94133

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562565101

1.	Name of Reporting Person: Jonathan Cresswell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,770,287
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: Nathaniel MacLeitch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,770,287

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: VA SmallCap Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: David Lockwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IN

* Excludes the Warrants described in Item 6 below.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of common stock, $.0001 par value (the “Common Stock”), of Mandalay Media, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA, 90067.  This Amendment No. 2 amends and supplements the information contained in Items 1 and 4 of the Schedule 13D filed by Jonathan Cresswell and Nathaniel MacLeitch on April 1, 2010 (the “Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed by Jonathan Cresswell, Nathaniel MacLeitch, ValueAct SmallCap Master Fund, LP. (“VAC”), VA SmallCap Partners, LLC, ValueAct SmallCap Manangement, L.P,  ValueAct SmallCap Manangement, LLC and David Lockwood on April 19, 2010.  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.   Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to read by replacing the fourth paragraph of Item 4 of the Schedule 13D, as amended by Amendment No. 1, as follows.

Pursuant to the Letter of Intent, the Reporting Persons and the Issuer agreed in principal and on a non-binding basis that the Issuer will sell 100% of the currently outstanding equity of AMV and assign certain contracts (collectively, the “Sale”) to a newly formed entity controlled by the Reporting Persons in exchange for (a) the cancellation of approximately $14.0 million of the aggregate amount of unpaid principal and accrued and unpaid interest of the VAC Note (resulting in a remaining outstanding balance of $6 million); (b) the cancellation of the AMV Note (the aggregate amount of unpaid principal and accrued and unpaid interest of which is presently approximately $6.3 million); (c) the cancellation of all warrants and Common Stock held by the Reporting Persons and (d) the termination of the Issuer’s obligations to pay certain earn-out payments under the Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 20, 2010

/s/ Jonathan Creswell
Jonathan Creswell

/s/ Nathaniel MacLeitch
Nathaniel MacLeitch

ValueAct SmallCap Master Fund, L.P.,
	By:	VA SmallCap Partners, LLC, Its General
Partner

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

VA SMALLCAP PARTNERS, LLC

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

ValueAct SmallCap Management, L.P.
	By:	ValueAct SmallCap Management, LLC,
Its General Partner

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

ValueAct SmallCap Management, LLC

	By:	/s/ David Lockwood
		Name:	David Lockwood
		Title:	Managing Member

/s/ David Lockwood
David Lockwood
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)